Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
AETERNA ZENTARIS INC.

1.	Name and Address of Company
Aeterna Zentaris Inc. (the "Corporation")
1405 du Parc-Technologique Boulevard
Quebec City, Québec
Canada, G1P 4P5

2.	Date of Material Change
April 15, 2013.

3.	News Release
On April 15, 2013, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the Canada NewsWire service. A copy of such news release is attached hereto as Schedule A.

4.	Summary of Material Change
On April 15, 2013, the Corporation announced that David A. Dodd was appointed its President and Chief Executive Officer, succeeding Juergen Engel, PhD. Mr. Dodd was also appointed director on the Corporation's Board of Directors.

5.	Full Description of Material Change
On April 15, 2013, the Corporation announced that David A. Dodd was appointed its President and Chief Executive Officer, succeeding Juergen Engel, PhD. Mr. Dodd was also appointed director on the Corporation's Board of Directors.
The Corporation also advised its shareholders that, in place of Prof. Dr. Engel, Mr. Dodd will be one of the management nominees for directors at the Corporation's annual meeting of shareholders to be held on May 8, 2013 and that management proxy holders intend to exercise the discretion granted in the proxies and vote in favour of the election of Mr. Dodd as a director at the shareholders' meeting. The Corporation further advised shareholders that if they have voted by proxy and wish to amend their vote, they should follow the instructions on the Form of Proxy and Notice of Meeting.
The news release attached as Schedule A hereto sets forth a complete description of the material change.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.	Date of Report
April 15, 2013.

SCHEDULE A
NEWS RELEASE
(April 15, 2013)

David A. Dodd Appointed President & Chief Executive Officer of Aeterna Zentaris Inc.
Québec City, Canada, April 15, 2013 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company") announced today that David A. Dodd has been appointed President and Chief Executive Officer of the Company, succeeding Juergen Engel, PhD. Mr. Dodd has also been appointed director on the Company's Board of Directors. Aeterna Zentaris Inc. is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs.
"With the appointment of David, we are taking an important first step in transforming Aeterna Zentaris from a company focused on R&D to a company focused on commercializing the promising compounds in our pipeline," said Juergen Ernst, Chairman of the Board of Directors. "David's reputation in the industry as a 'transformation specialist' is well deserved, with a record of successful and dramatic transformations of multiple pharmaceutical and biotechnology enterprises. David is a strong, focused leader with the ability to motivate employees, and significantly enhance shareholder value. We are delighted that he is joining our management team, and we look forward to his leadership and stewardship of Aeterna Zentaris."
"I am honored and excited to have the opportunity to lead Aeterna Zentaris," said Mr. Dodd. "Building on the existing strong R&D foundation, my focus will be to serve the needs of patients, shareholders and employees through successful development and commercialization of novel, differentiated products that enhance and may save lives. I am fully committed to rewarding our shareholders with sustained growth and future profitability. Moreover, I look forward to the challenge of moving this company forward, and working with its highly dedicated staff."
Mr. Dodd's executive management experience in the pharmaceutical and biotechnology industries spans more than 35 years. From December 2007 to June 2009, Mr. Dodd was President, CEO and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. From October 2006 to April 2009, he served as non-executive Chairman of Stem Cell Sciences Plc., where he oversaw the development and implementation of a strategic growth plan, implementation of an experienced executive team, and the sale of the Company to Stem Cells, Inc., in April 2009.
During Mr. Dodd's six-year tenure as President, CEO and Director of Serologicals Corporation, the market value of that company increased from $85 million in June 2000 to an all-cash sale to Millipore Corporation in July 2006 for $1.5 billion. That successful transformation followed his five-year term as President and CEO of Solvay Pharmaceuticals, Inc. and as Chairman of its subsidiary Unimed Pharmaceuticals, Inc. Prior to that, Mr. Dodd held various senior management positions at Wyeth-Ayerst Laboratories, the Mead Johnson Laboratories Division at Bristol-Myers Squibb, and Abbott Laboratories.
Currently, he serves as Chair, Board of Directors, of GeoVax, Inc., a biotechnology company developing innovative, patented HIV/AIDS vaccines; as a Director on the Board of Aruna Biomedical, a privately-held life science development company focused on the development and commercialization of stem cell research products and services; and, as a Director on the Board of PNP Therapeutics, a clinical stage company, developing a novel nucleoside-booster treatment for solid tumor mass cancers.
He also serves as CEO of RiversEdge BioVentures LLC ("RiversEdge"), which he founded in 2009. RiversEdge is an investment and advisory firm focused on the life sciences and pharmaceutical industry.
He is a frequently invited speaker and panelist at business and economic development conferences, as well as various conferences focused on the life sciences and pharmaceutical industry. He is a recipient of the Oglethorpe Award for UK-US Business Relationships, the Georgia BIO Industry Growth Award, and the FastTech 50 Growth Company Award (2000-2006) while leading Serologicals Corporation.
Mr. Dodd holds Bachelor of Science and Master of Science degrees from Georgia State University, and completed the Harvard Business School of Advanced Management Program. His numerous public service activities include the American Foundation for Suicide Prevention, and the Board of Directors of the Institute of Bioengineering and Bioscience at Georgia Institute of Technology.
"We sincerely appreciate Dr. Engel's leadership over the past five years," said Mr. Ernst. "He has been dedicated to leading our research program and building our pipeline of viable compounds. We wish him success in his future endeavors."

Prof. Dr. Engel, who will pursue his passion in research and development, said, "I have enjoyed my years at Aeterna Zentaris, and I am confident the company is in good hands, and will thrive under the leadership of David Dodd."
Shareholders are advised that, in place of Prof. Dr. Engel, Mr. Dodd will be one of the management nominees for directors at the Company's annual meeting of shareholders to be held on May 8, 2013. Management proxy holders intend to exercise the discretion granted in the proxies and vote in favour of the election of Mr. Dodd as a director at the shareholders' meeting. If any shareholders have voted by proxy and wish to amend their vote, they should follow the instructions on the Form of Proxy and Notice of Meeting.
About Aeterna Zentaris
Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com
Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com